                SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549




                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                      PURSUANT TO 13d-2(b)



                       (Amendment No. 2) *




                 North Arkansas Bancshares, Inc.
        --------------------------------------------------
                        (Name of Issuer)



                          Common Stock
        --------------------------------------------------
                 (Title of Class of Securities)



                          657252 10 2
                      --------------------
                         (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x] Rule 13d-1(b)
     [x] Rule 13d-1(c)
     [ ] Rule 13d-1(d)


_______________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       Page 1 of 10 pages

CUSIP No. 657252 10 2               13G        Page 2 of 10 Pages


1.   NAMES OF REPORTING PERSONS:

     North Arkansas Bancshares, Inc.
     Employee Stock Ownership Plan Trust

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

     71-0800742

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Tennessee

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER                   0

6.   SHARED VOTING POWER            29,624

7.   SOLE DISPOSITIVE POWER:             0

8.   SHARED DISPOSITIVE POWER:      29,624

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                        29,624

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 8.89%

12.  TYPE OF REPORTING PERSON:   EP

CUSIP No. 657252 10 2               13G        Page 3 of 10 Pages


1.   NAMES OF REPORTING PERSONS:

     O.E. Guinn, Jr.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER             6,568

6.   SHARED VOTING POWER          71,790

7.   SOLE DISPOSITIVE POWER:       6,568

8.   SHARED DISPOSITIVE POWER:    71,790

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      78,358

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   23.51%

12.  TYPE OF REPORTING PERSON:   IN

CUSIP No. 657252 10 2               13G        Page 4 of 10 Pages


1.   NAMES OF REPORTING PERSONS:

     Kaneaster Hodges, Jr.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER             9,352

6.   SHARED VOTING POWER          65,586

7.   SOLE DISPOSITIVE POWER:       9,352

8.   SHARED DISPOSITIVE POWER:    65,586

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      74,938

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   22.49%

12.  TYPE OF REPORTING PERSON:  IN

CUSIP No. 657252 10 2               13G        Page 5 of 10 Pages


1.   NAMES OF REPORTING PERSONS:

     John Minor

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER             6,568

6.   SHARED VOTING POWER          68,789

7.   SOLE DISPOSITIVE POWER:       6,568

8.   SHARED DISPOSITIVE POWER:    68,789

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      75,357

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   22.61%

12.  TYPE OF REPORTING PERSON:   IN

CUSIP No. 657252 10 2               13G        Page 6 of 10 Pages


1.   NAMES OF REPORTING PERSONS:

     North Arkansas Bancshares, Inc.
     Grantor Trust

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Tennessee

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER                   0

6.   SHARED VOTING POWER            34,886

7.   SOLE DISPOSITIVE POWER:             0

8.   SHARED DISPOSITIVE POWER:      34,886

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                        34,886

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 10.47%

12.  TYPE OF REPORTING PERSON:   EP

CUSIP No. 657252 10 2               13G        Page 7 of 10 Pages


                  Securities and Exchange Commission
                        Washington, D.C.  20549


ITEM 1(a)  NAME OF ISSUER.
           North Arkansas Bancshares, Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
           200 Olivia Drive
           Newport, Arkansas  72112

ITEM 2(a)  NAME OF PERSON(S) FILING.
           North Arkansas Bancshares, Inc. Employee Stock
Ownership Plan ("ESOP"), North Arkansas Bancshares, Inc. Grantor
Trust (the "Grantor Trust") and the following individuals who serve as trustees of the trust established under the ESOP: O.E.
Guinn, Jr., Kaneaster Hodges, Jr. and John Minor.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.
           Same as Item 1(b).

ITEM 2(c)  CITIZENSHIP.
           See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES.
           Common Stock, par value $.01 per share.

ITEM 2(e)  CUSIP NUMBER.
           See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B),
          OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS
          A:

          [x]   Employee Benefit Plan, Pension Fund which is
                 subject to the provisions of the Employee
                 Retirement Income Security Act of 1974 or
                 Endowment Fund; see 13d-1(b)(1)(ii)(F);

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

     Items (a), (b), (c), (d), (e), (g), (h), (i), and (j) are
not applicable. This Schedule 13G is being filed on behalf of the ESOP and the Grantor Trust identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters.

                                               Page 8 of 10 Pages

ITEM 4.  OWNERSHIP.
         (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

         (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

         (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON.

         North Arkansas Bancshares, Inc., in its capacity as the ESOP Committee, has the power to determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.
     By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     By signing below, each signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                               Page 9 of 10 Pages

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORTH ARKANSAS BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

NORTH ARKANSAS BANCSHARES, INC.
GRANTOR TRUST

By Their Trustees:


     /s/ O.E. Guinn, Jr.                       February 14, 2000
     __________________________________        ________________
     O.E. Guinn, Jr., as Trustee               Date

     /s/ Kaneaster Hodges, Jr.                 February 14, 2000
     __________________________________        ________________
     Kaneaster Hodges, Jr., as Trustee         Date

     /s/ John Minor                            February 14, 2000
     __________________________________        ________________
     John Minor, as Trustee                    Date


/s/ O.E. Guinn, Jr.                            February 14, 2000
_______________________________________        ________________
O.E. Guinn, Jr., as an Individual              Date
Stockholder

/s/ Kaneaster Hodges, Jr.                      February 14, 2000
_______________________________________        ________________
Kaneaster Hodges, Jr., as an Individual        Date
Stockholder

/s/ John Minor                                 February 14, 2000
_______________________________________        ________________
John Minor, as an Individual                   Date
Stockholder

                                              Page 10 of 10 Pages

Exhibit A
---------

     The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to Section 13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustee in the same proportion that participants direct the voting of allocated shares, and (iii) if no voting direction has been received as to allocated shares, the issuer may direct the trustees as to the voting of all unallocated shares, and if the issuer gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the issuer in its capacity as the ESOP Committee. Overall, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.